MAV FARM

The Geo-Drop Marketplace



mav.farm Los Angeles CA

Follow Mav Farm to be notified if they later decide to raise funding

WATCH FOR UPDATES

Highlights

1. Our mission is to provide creators complete control of their art, media and commerce
2. Mav Farm enables 30k geo-drop creators, brands and consumers to collaborate, sell and shop together
3. Digital ad revenue growth has decelerated by 4% p.a. since 2018 as marketers seek cost-efficiencies
4. Social commerce sales are expected to grow from $6B in 2020 to $35B in 2024 at 55% CAGR
5. Together, our users have created over $2.6MM in gross merchandise value

Our Team



Mateo Moreno Co-Founder & CMO

Mateo Moreno is Co-Founder & CMO of Mav Farm. Prior to Mav Farm, Moreno was an audience growth professional for YouTube's multi-channel networks (MCNs)



Derek Siegel Co-Founder & CEO

Derek Siegel is Co-Founder & CEO of Mav Farm. Prior to Mav Farm, Siegel was a content licensing and business development professional for startup VOD streaming services.

The Geo-Drop Marketplace

Mav Farm is a marketplace of geo-located video and product drops currently serving over 30,000 content creators, brands, and their community.

Overview

Mav Farm is a 3D model of the real-world allowing users to create, watch, and shop the latest geo-located video and product drops. Mav Farm turns marketplace consumers into stakeholders by providing anyone the tools to earn and build a media and commerce business. To date, Mav Farm has reinspired over 30,000 emerging and established content creators, businesses, and their consumer-audiences to collaborate more directly, economically, and less intrusively than paid ads, e-commerce subscriptions and payment processing fees combined. Our platform has grown its user base year over year, with $2.6 Million in gross merchandise volume. Founded by highly experienced leaders in the streaming video industry, we are embracing the future of online shopping with our video-focused, community-driven, gamified marketplace. Our mission is provide creators complete control of their art, media and commerce through peer-to-peer collaborations.

A Community-Driven Commerce Experience


The Marketplace


CREATE, WATCH, AND SHOP
FROM THE LATEST GEO-LOCATED
VIDEOS AND PRODUCTS

Moving beyond the lackluster experiences of intent-driven e-commerce, Mav Farm provides consumers, marketers, and content creators alike a space to collaborate, build and grow together through the collaboration, gamification and convenience of its Geo-Drop marketplace. When creators, sellers and everyday users drop new geo-located videos and products in this 3D model of our real-world, consumers can navigate the Mav Farm world to find and purchase these items before they sell out. By allowing anyone to create, share, and earn, brands can effectively activate and monetize their community by empowering the crowd to sell and tell their story.

THE PROBLEM & OUR SOLUTION

A More Effective, Economical, and Enjoyable Online Shopping Platform


Introducing Geo drops
ADDING A FUN, ENGAGING
EXPERIENCE TO ONLINE SHOPPING
Allowing brands to drop products in the digital world the same way they would on Madison Avenue

Internet ad revenue growth has decelerated by roughly 4% per year since 2018 (source), largely due to the fact that its business model can no longer function in the new era of peer-to-peer marketing, where everyone can become a content creator, merchant, consumer, and marketer simultaneously (source). Consumers remain uninspired by the same old fragmented model of online shopping and advertising and annoyed by its privacy-intrusive nature.


A Result Of Peer-To-Peer Marketing
INTERNET AD REVENUE GROWTH
HAS DECELERATED BY ROUGHLY
4% PER YEAR SINCE 2018

Our ecosystem builds an interconnected community of buyers, sellers, and marketers that moves past the old model of advertising in one place and selling in another. Our social commerce experiences bring real-world consumer habits into the digital world and enables brands to activate consumers to tell their stories. By bridging the gap advertising once created between media and commerce, Mav Farm saves brand marketers an average of 62% in excessive costs, charging only a dynamic commission that corresponds to consumer demand and averages between 3-1% on all sales in our marketplace.



The Market & Our Traction

An Exciting New Market and an Enthusiastic, Fast-Growing Community


$120 BILLION WORLDWIDE
Expected Social Commerce And Video-Generated Sales This Year

While video shopping sales are expected to grow from $6B in 2020 to $35B in 2024 at 55% CAGR (**source**), total social commerce sales are expected to triple to $1.2 trillion worldwide by 2025 growing at 26% CAGR (**source**). Our target market is made up of over 72.19 million (**source**) Gen Z-focused content creators, fashion brands, and consumers in the U.S. spending $150B (**source**).


$2.6M Surpassed In Gross Revenue Sales
202K New Users Added

Our marketplace has surpassed $2.6 Million in gross merchandise volume. In 2022, we grew our customer base year over year, adding 202,000 new users. 11% of all users are paying customers. **We believe our platform delivers significant value to our enthusiastic users, from creators and brands to audiences and buyers.**

WHY INVEST

The Next Generation of Online Marketplaces


JOIN US AS WE BUILD A COLLABORATIVE, FUN, AND CONVENIENT PEER-TO-PEER TRADE PLATFORM

With this raise, we plan to grow our network of distribution and further develop the features of our current product portfolio. By providing marketers with greater returns than paid advertising, e-commerce software, and payment processing fees combined, we believe we are in the position to reshape the future of media and commerce.

Our mission is to provide individual creators and businesses complete control of their art, media and commerce. We welcome you to be part of our growth and to join us as we discover numerous ways in which we make building and engaging with a brand more collaborative, fun, and convenient.

Free trade is our ultimate goal, and we surely look forward to your contribution. Become a stakeholder in the future of media and commerce of Mav Farm today!



Learn more at ***investors.mav.farm***